ADVANCING TO PRODUCTION	TSX: POM, AMEX: PLM 1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3 Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

NEWS RELEASE	2007-19

POLYMET REPORTS A 51% INCREASE IN MINERAL RESOURCES AT NORTHMET

Vancouver, British Columbia, August 9, 2007 - PolyMet Mining Corp. (TSX: POM; AMEX: PLM) (“PolyMet” or the “Company”) reported today that measured & indicated mineral resources at its 100%-owned NorthMet project have increased by 51% to 638 million short tons from 422 million short tons reported in the October 2006 Definitive Feasibility Study (DFS.) NorthMet comprises a copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

The revised mineral resource estimates are based on the same cut-off grades used in the DFS –namely a Net Metal Value (NMV) of US$7.42 per ton, reflecting mine planning at a copper price of US$1.25/lb and a nickel price of US$5.60/lb – see notes below.

The increase in mineral resources reflects two changes:

»	Data from the previously-announced winter drill program which confirmed the continuity of the main mineralized zone (DOM1 in cross section below) and the size of the Magenta Zone, which extends down dip and to the west. These changes contributed 149 million short tons to the increase in measured & indicated mineral resources.
»	Extension of the overall mineral envelope to approximately 1,600 feet below surface, compared with the prior cutoff at approximately 1,100 below surface. This change contributed 67 million short tons to the increase in measured & indicated mineral resources.

As a result, measured & indicated mineral resources have increased by 216 million short tons to 638 million short tons and inferred mineral resources have been expanded to 252 million short tons from 121 million short tons – all on the DFS cut-off grade.

Table 1 sets out the new mineral resources in more detail and shows that there has been a significant increase in tonnage and a slight decrease in grade resulting in a significant increase in contained metals.

PolyMet is continuing to work on optimized pit plans, equipment selection and detailed mine planning reflecting medium-term metal price expectations that could result in a lower cut-off grade.

Important Notes and Assumptions Throughout. Also see notes at the end of this News Release

1.	The terms Mineral Resources as used herein conform to the definitions contained in National Instrument 43-101.
2.

Mineral Resources have been calculated using the following metal prices: Copper - $1.25/lb, Nickel - $5.60 per pound, Cobalt - $15.25/lb, Palladium - $210 per ounce, Platinum - $800 per ounce and Gold - $400 per ounce.

3.

The Net Metal Value (NMV) is calculated by summing the product of the grade of each metal, the metal price (in the same units) used in resource modeling (see note 2), the expected metal recovery, and the expected payment terms as set out in the DFS.

Table 1: Contribution to Increase in Mineral Resources

	Short	Copper	Nickel	Cobalt	Precious Metals
	(million)	(%)	(%)	(%)	(oz/st)	(g/mt)
Updated Mineral Resouce Estimate
Measured	187.0	0.287	0.084	0.007	0.010	0.359
Indicated	451.1	0.256	0.075	0.007	0.009	0.325
Measured & Indicated	638.2	0.265	0.078	0.007	0.010	0.334
Inferred	251.6	0.275	0.079	0.006	0.011	0.385
DFS
Measured	133.7	0.298	0.087	0.008	0.011	0.371
Indicated	288.4	0.266	0.078	0.007	0.010	0.330
Measured & Indicated	422.1	0.276	0.081	0.007	0.010	0.343
Inferred	120.6	0.247	0.074	0.007	0.009	0.315
Change in M&I from DFS to Current
Infill drilling	149.3
Extension to 0' elevation from 500' elevation	66.7
Total change	216.1

Figure 1 shows a cross-section through the western end of the deposit. Of note, the dip of the main zone decreases below the 0’ elevation. The footwall is formed by the Virginia Formation (Unit 20) which separates the polymetallic Duluth Complex from the deeper Biwabik Iron Formation (Unit 30) that hosts the taconite deposits of the Mesabi Iron Range.

Figure 1: Cross Section Looking Northeast

The winter drilling provided additional information on grade and continuity of the main zone and importantly, provided greater, more extensive definition to the Magenta Zone which had been recognized in earlier drilling.

The resource estimate update was completed by a team from the Toronto office of Wardrop Engineering working closely with PolyMet’s chief geologist Richard Patelke. PolyMet anticipates that a NI 43-101 compliant report describing this increase will be issued by early September 2007. Pierre Desautels of Wardrop and Richard Patelke of PolyMet are the Qualified Persons for this report.

An updated resource and reserve estimate reflecting SEC-guidance on metal price assumptions (and therefore cut-off grade) and incorporating the results of the continuing drill program is being prepared by Wardrop and is expected to be published in September 2007.

William Murray, President and CEO of PolyMet, stated, “The inclusion of recent drilling and reevaluation of prior work, including incorporation of the Magenta Zone, confirms the scale of mineral resources at NorthMet even without any changes to metal price expectations and, therefore, cut-off grades.”

* * * * *

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of the NorthMet copper-nickel-precious metals ore body and 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet has completed its Definitive Feasibility Study and is seeking environmental and operating permits in order to commence production in early 2009. The NorthMet project is expected to require approximately one million man hours of construction labor and create at least 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per: “William Murray”
William Murray, President

For further information, please contact:

William Murray	Douglas Newby
President and CEO	Chief Financial Officer
+1 (604) 669-4701	+1 (646) 879-5970
wmurray@polymetmining.com	dnewby@polymetmining.com

Investor Contacts:
Alex Macdougall	David Mandy
Macdougall Consultants Ltd.	O&M Partners
+1 (519) 887-6625	+1 (212) 209-3949
amacdougall@polymetmining.com	david@otismandy.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Cautionary note to U.S. investors: the terms “measured and indicated resource”, “mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the Securities & Exchange Commission does not recognize these terms. Mineral Resources do not have demonstrated economic viability. It cannot be assumed that all or any part of a Mineral Resource will ever be upgraded to Reserves. Under Canadian rules, estimates of inferred mineral resources may not form the basis of or be included in feasibility or other studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.